FOR IMMEDIATE RELEASE


                                       Becoming the Best
                                       ------------------


Jackie Cossmon                  Bob Pearson
Applied Immune Sciences, Inc.   RPR Gencell
(408) 980-5804                  (610) 454-3872

                                Noonan/Russo Communications
                                (212) 696-4455
                                Anthony J. Russo, Ph.D., ext. 202
                                Kathryn Metcalfe, ext. 206

        RHONE-POULENC RORER AND APPLIED IMMUNE SCIENCES
     ENTER INTO CASH MERGER AGREEMENT AT $11.75 PER SHARE

     Santa Clara, CA and Collegeville, PA, USA, October 18,
1995 -- Rhone-Poulenc Rorer Inc. (NYSE:RPR) and Applied
Immune Sciences, Inc. (Nasdaq: AISX) announced today that
they have entered into a definitive agreement and plan of
merger providing for the acquisition by RPR of AIS at a
price of $11.75 per share in cash, or approximately $84.4
million for the approximately 7.2 million AIS shares not
held by RPR.  Under the terms of the agreement, RPR through
a wholly owned subsidiary, will make a cash tender offer
for all of AIS' outstanding common stock.
     The merger agreement contemplates that, following the
closing of the tender offer, a wholly owned subsidiary of
RPR will merge with AIS, and AIS' remaining stockholders
will receive $11.75 per share in cash.  Based in part on
the recommendation of a Special Committee of independent
directors, the Board of Directors of AIS has approved the
merger agreement and has determined that the proposed
transactions are fair to, and in the best interests of, the
Company's stockholders.  The AIS Board and the Special
Committee respectively, have received opinions from Lehman
Brothers Inc. and Furman Selz Incorporated, respectively,
that the cash consideration to be offered in the proposed
transactions is fair, from a financial point of view, to
AIS' public stockholders.  It is anticipated that the
preferred stock purchase rights under AIS' stockholder
rights plan will be redeemed at $.01 per right immediately
prior to consummation of the tender offer.
     Consummation of the tender offer is subject to the
condition that a majority of the AIS shares not held by RPR
have been validly tendered and not withdrawn, and certain
other conditions.  Completion of the merger is subject only
to the closing of the tender offer, stockholder approval,
if required, and no legal prohibition being applicable.
The transaction is expected to be completed by the end of
1995.
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     "The transaction should significantly enhance AIS'
ability to continue the development and commercialization
of its products while offering our shareholders an
attractive premium for their shares," stated Thomas B.
Okarma, M.D., Ph.D., Chairman, Chief Executive Officer and
Chief Scientific Officer of Applied Immune Sciences.
     AIS is a leader in cell therapy, which uses living
cell infusions to achieve a therapeutic effect in a variety
of diseases.  At the heart of AIS' technology is a patented
device, the AIS  CELLector(r), that isolates specific
populations of a patient's cells from blood or bone marrow
or tissue samples.  The cells may then be activated and
numerically expanded prior to reinfusion into the patient,
where they exert their therapeutic effects.
     AIS currently has six products in clinical trials,
including two in Phase 3.  AIS also recently received FDA
approval to begin a Phase 1 trial in ex vivo gene therapy
using Avectin(tm), a non-viral gene transfer system, for
interleukin-2 (IL-2) gene transfer in breast cancer
patients.  In addition to ex vivo gene therapy, AIS' core
competencies include cell separation and expansion
technologies and vector research.
     RPR currently owns approximately 46% of AIS'
outstanding common stock which was acquired by RPR from
1993 to date pursuant to agreements with AIS entered into
in 1993.  The companies are also parties to a 50/50 joint
venture established in 1993 to provide cell manipulation
services worldwide.
     "We will combine our respective approaches in gene
therapy," said Thierry Soursac, M.D., Ph.D., Senior Vice
President, RPR and General Manager, RPR Gencell.  "RPR
Gencell has initially focused on the in vivo delivery of
gene therapy and AIS provides expertise in the ex vivo
area.  We hope to enhance the development and
commercialization of these two routes for the delivery of
gene therapy."
     "The AIS facility in Santa Clara, California will
become the primary U.S. operating headquarters for RPR
Gencell with a primary focus on the development of ex vivo
gene and cell therapy approaches," added Dr. Soursac.  "Our
research team in Vitry, France, will continue to lead the
development of in vivo approaches."  Over 400 people in RPR
Gencell will be dedicated to gene therapy upon the
completion of the agreement.
RPR Gencell
     RPR Gencell is a division of RPR dedicated to the
discovery, development, manufacturing and commercialization
of cell and gene therapy products.  By linking leading
biotechnology companies and research organizations
worldwide with its own internal capabilities, RPR Gencell
hopes to accelerate the development of effective therapies
for cancer, cardiovascular and nervous system diseases.
     Within the RPR Gencell network, Phase 1 trials are
currently being conducted for the treatment of
glioblastoma, malignant melanoma and non-small cell lung
cancer.
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     The core competencies of RPR Gencell and its partners
include gene discovery and sequencing, gene expression, vectors for gene delivery, cell selection, ex vivo cell expansion methods and clinical development. Companies and institutions affiliated with the RPR Gencell network include: AIS, The Centre National de Recherche Scientifique
(CNRS), Darwin Molecular Corporation, Genethon, Genetix
Pharmaceuticals, Genopoietic, The Institut Gustave Roussy,
Institut Pasteur Lille, Introgen Therapeutics, Inc., The
Lawrence Berkeley Laboratory Human Genome Center, Pasteur
Merieux Connaught, and Universite Louis Pasteur.
     Rhone-Poulenc Rorer Inc. (NYSE:RPR) is a global pharmaceutical company dedicated to the discovery, development, manufacturing and marketing of human pharmaceuticals. The company reported sales of $4.5 billion and invested $600 million in research and development in 1994.

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EDITOR'S NOTE: A fact sheet on AIS and RPR Gencell is
available via the contacts listed.